FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 29, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: Disclosure of Interest dated 29 January 2004


29 January 2004

                             British Energy plc

Disclosure of Interest in shares Under Section 198

Consequent upon a sale in the market of 3,500,000 shares on the 22 January 2004, Legal & General Group Plc companies are now the beneficial owners of the following number of shares which are not subject to a concert party and will be registered as follows:


Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 775245      2,418,516
HSBC Global Custody Nominee (UK) Ltd A/c 357206     13,701,320
                                                    __________           ______
                                                    16,119,836            2.59%
                                                     =======              ====

Please note that this percentage is based on issued share capital being 620,362,444, which is the figure quoted by Exshare.


END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 29, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations